James R. Walther
James.Walther@aporter.com

+1 213.243.4263
+1 213.243.4199 Fax

777 South Figueroa Street
Forty-Fourth Floor
Los Angeles, CA 90017-5844

March 13, 2015

BY EDGAR AND E-MAIL

Ms. Jessica Livingston

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                          Broadway Financial Corporation
Registration Statement on Form S-1

Registration No. 333 - 201233

Dear Ms. Livingston:

We are responding on behalf of Broadway Financial Corporation (the “Company”) to the comments contained in the letter, dated January 21, 2015, from Kathryn McHale, Senior Staff Attorney, to Brenda J. Battey, Chief Financial Officer of the Company (the “ Comment Letter”) with respect to the above-referenced registration statement (the “Registration Statement”).

The Company is filing Amendment No. 1 to the Registration Statement concurrently herewith.  The Company’s disclosures in the Registration Statement as so amended have been revised in accordance with the Staff’s comments and to reflect the change in the shares to be offered that is described in the following paragraph.  For your convenience, we have included both clean and redlined copies of Amendment No. 1 to the Registration Statement with this letter.

The Registration statement was originally filed to serve both as a shelf registration statement for the resale by certain investors of shares they acquired from the Company in the transactions completed in 2014 that are described on page 2 of the amended prospectus and as a post-effective amendment of a prior shelf registration statement (Registration No. 333 - 192451) that the Company had filed for the resale by certain investors of shares they acquired from the Company in the transactions completed in 2013 that are described on pages 2 and 3 of the amended prospectus.  The contractual registration rights for the 2013 investors, other than the United States Treasury Department, have now expired.  Accordingly, all references to the 2013 investors, other than the United States Treasury Department, and to their shares as being offered pursuant to the prospectus have been removed.

Ms. Jessica Livingston

March 13, 2015

For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the Company’s responses.

Cover Page

1.            Disclose the offering amount as a percentage of total outstanding common shares.

The Company has revised its disclosure in accordance with the Staff’s comment.  Please see the first paragraph of the cover page of the prospectus.

2.            Disclose here or in the Selling Shareholder section the number of shares being registered that are owned or controlled by officers, directors, other affiliated persons or their affiliates.

The Company has revised its disclosure in accordance with the Staff’s comment.  Please see the fourth paragraph under the heading “Selling Stockholder Information” on page 10 of the Amendment.  The Company has not included the shares owned by the Broadway Federal Bank, f.s.b. Employee Stock Ownership Plan (the “ESOP”) in this number because the sole trustee of the ESOP is an independent trustee and the ESOP is therefore not an affiliate of the Company.

Prospectus Summary

Regulatory Cease and Desist Orders

3.            Expand your disclosure of the terms of the written agreements with regulators to include recent actions taken by you to comply with those terms and the impact or potential impact on your financial condition and results of operations.

The Company has revised its disclosure in accordance with the Staff’s comment.  Please see the revised discussion in the fourth, fifth, sixth, seventh and final paragraphs under the subheading “Regulatory Cease and Desist Orders” on pages 4 and5 of the Amendment.

Ms. Jessica Livingston

March 13, 2015

Selling Shareholder Information

4.            Please identify whether any of the selling securityholders are broker dealers or the affiliates of broker dealers.  If any of the selling securityholders are broker dealers, revise the disclosure to clarify that those selling securityholders are underwriters.  Any selling securityholder who is an affiliate of a broker dealer must make the following representations:

a.  The selling securityholder purchased the securities to be resold in the ordinary course of business; and

b. At the time of the purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If they are not able to make these representations, they must also be identified as underwriters.

The Company has revised its disclosure in accordance with the Staff’s comment.  Please see the fourth paragraph under the heading “Selling Stockholder Information” on page 10 of the Amendment.

5.            With respect to each selling stockholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act.  If not, you must identify the natural person or persons having voting and investment control over the securities they hold.  Please revise accordingly.

The Company has revised its disclosure in accordance with the Staff’s comment.  None of the selling stockholders is a reporting company under the Exchange Act or a majority-owned subsidiary of a reporting company under the Exchange Act.  Please refer to the selling stockholder table on pages 10 through 14, which has been revised to include disclosure responsive to this comment.  It is the Company’s understanding, based in part on a comparison with a similar registration statement filed on behalf of another savings and loan holding company that had issued TARP preferred stock, that such disclosure is not necessary with respect to the United States Department of the Treasury.

Ms. Jessica Livingston

March 13, 2015

6.            We note the statement in the second paragraph on page 15.  Please confirm to us:

before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements; and before any permitted transferees of a selling securityholder use the Prospectus for sales, you will file a post-effective amendment to this registration statement listing the permitted transferees as sellers.

The Company has authorized us to advise you that the Company confirms both of the above undertakings.

Incorporation of Certain Information by Reference

7.            Include the company’s 1934 Act File number.

The Company has revised its disclosure in accordance with the Staff’s comment.  Please see the second paragraph under the heading “Incorporation of Certain Information by Reference” on page 21 of the Amendment.

Part II

Item 15. Recent Sales of Unregistered Securities

8.            We note that transactions disclosed in Part I of the prospectus do not appear to be disclosed here.  Please revise or explain.

The Company has revised its disclosure in accordance with the Staff’s comment.  Please see the second paragraph under the heading “Recent Sales of Unregistered Securities” on page II-2 of the Amendment.

Ms. Jessica Livingston

March 13, 2015

Please contact me if the Staff has any additional comments or questions.  If the Staff does not have any further comments, the Company expects to request acceleration of effectiveness of the Registration Statement promptly after receiving your confirmation to that effect.

Sincerely,

/s/ James R. Walther

Enclosures

cc:  Ms. Brenda J. Battey